Skadden, Arps, Slate, Meagher & Flom

世達國際律師事務所

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Kai Sun

Paloma P. Wang

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN'S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com February 7, 2023

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Mr. Donald Field

Ms. Taylor Beech

Mr. Blaise Rhodes

Ms. Angela Lumley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ZKH Group Limited (CIK No. 0001862044) Response to the Staff’s Comments on Draft Registration Statement on

Form F-1 Confidentially Submitted on November 22, 2022

Dear Mr. Field, Ms. Beech, Mr. Rhodes and Ms. Lumley:

On behalf of our client, ZKH Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 5, 2022 on the Company’s draft registration statement on Form F-1 confidentially submitted on November 22, 2022 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

Securities and Exchange Commission

February 7, 2023

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Financial Statements

In this submission, the Company has included (i) its audited consolidated financial statements as of December 31, 2020 and 2021, and for the fiscal years ended December 31, 2020 and 2021, and (ii) its unaudited interim consolidated financial statements as of September 30, 2022 and for the nine months ended September 30, 2021 and 2022, which were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company intends to include the audited consolidated financial statements as of and for the fiscal year ended December 31, 2022 in a subsequent submission or filing with the Commission when they become available, in any case no later than the first public filing of a registration statement.

Furthermore, in making this confidential submission, the Company is complying with the 15-month requirement, rather than the 12-month requirement, with respect to the last year of audited financial statements, pursuant to Instruction 2 to Item 8.A.4 of Form 20-F. The Company represents to the Commission that: (i) the Company is not required to comply with the 12-month requirement in Item 8.A.4 of Form 20-F in any other jurisdiction outside the United States; and (ii) compliance with Item 8.A.4 of Form 20-F at present for this confidential submission of draft registration statement is impracticable and involves undue hardship for the Company. Moreover, the Company has submitted, and will file, these representations as an exhibit to its registration statement.

Comments in Letter Dated December 5, 2022

Draft Registration Statement on Form F-1 Submitted November 22, 2022

Amendment No. 5 to Draft Registration Statement on Form F-1

Cover Page

1.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds and assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets.

Securities and Exchange Commission

February 7, 2023

In response to the Staff’s comment in relation to the transfer of cash or assets in the business in PRC or a PRC entity, the Company has revised the disclosure on the cover page and pages 7, 9 and 67 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that there is no such interventions, restrictions or limitations on the transfer of cash or assets in the business in Hong Kong or a Hong Kong entity that would warrant additional disclosure.

Conventions that Apply to this Prospectus, page ii

2.	We note your definition of “China” excludes Hong Kong and Macau, yet it appears you have subsidiaries located in Hong Kong. Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau. Revise in the definition itself or in an appropriate discussion of legal and operational risks.

The Company respectfully advises the Staff that its operations in Hong Kong are immaterial to the Company’s overall business operations, whose revenues accounted for less than 1% of the Company’s total net revenues in 2020 and 2021 and the nine months ended September 30, 2022, respectively, and it does not have any operations in Macau. The Company further respectfully advises the Staff that Hong Kong currently operates under a different set of laws from mainland China, and the national laws and regulations of the PRC are not applicable to business operations in Hong Kong, except for those listed in the Basic Law of the Hong Kong Special Administrative Region of the PRC.

The Company has revised the disclosure on page 6 of the Revised Draft Registration Statement to clarify.

Critical Accounting Estimates

Fair Value of Our Ordinary Shares and Valuation of Our Ordinary Shares, page 111

3.	Once you have an estimated offering price or range, please provide us with an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Staff’s comment is duly noted. The Company undertakes to provide the requested information once it has an estimated offering price or range. The Company expects to include an estimated price range in an amendment to the Revised Draft Registration Statement that would be filed shortly before the commencement of the road show for the offering. That price range will be subject to then-current market conditions, continuing discussions with the Company’s underwriters and any other factors affecting the Company or the proposed offering.

Securities and Exchange Commission

February 7, 2023

General

4.	Where you discuss the August 26, 2022 Statement of Protocol throughout your filing, revise to state that the PCAOB will be required to reassess its determinations by the end of 2022.

The Company respectfully submits that it has revised the disclosure on cover page and pages 11, 12 and 57 of the Revised Draft Registration Statement to reflect the latest development on this matter.

5.	Revise your filing to discuss the applicable laws and regulations in Hong Kong and/or Macau, as applicable, as well as the related risks and consequences, including, but not limited to, the enforceability of civil liabilities in Hong Kong/Macau in your risk factors and Enforceability section on page 88, how regulatory actions related to data security or anti-monopoly concerns in Hong Kong/Macau have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange on your cover page and prospectus summary, and whether there are laws/regulations in Hong Kong/Macau that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent you believe that you are compliant with the regulations or policies that have been issued in your risk factors.

The Company respectfully advises the Staff that (i) its operations in Hong Kong are immaterial to the Company’s overall business operations, whose revenues accounted for less than 1% of the Company’s total net revenues in 2020 and 2021 and the nine months ended September 30, 2022, respectively, and has immaterial implication to the Company’s overall business operations in terms of data security, anti-monopoly, accepting foreign investment or listing on a U.S. or foreign exchange, and (ii) it does not have any operations in Macau. Therefore, the Company does not believe that incremental disclosure relating to the relevant laws and regulations in Hong Kong and/or Macau is necessary.

The Company has revised the disclosure on pages 72 and 88 of the Revised Draft Registration Statement to discuss the enforceability of civil liabilities in Hong Kong.

* * *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +86 21 6193-8200 or via email at haiping.li@skadden.com.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:       Mr. Long Chen, Chairman of the Board of Directors and Chief Executive Officer, ZKH Group Limited

Mr. Chun Chiu Lai, Chief Financial Officer, ZKH Group Limited

Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Mr. David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Mr. Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Mr. Ethan Yuxin Chen, Esq., Partner, Kirkland & Ellis International LLP

Mr. Anthony Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP